**HAGEMEYER**

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

Filenr. 082-04865

06013631

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 8 May 2006

**Re:** **Hagemeyer N.V.,**
**Filenr. 082-04865**

SUPPL

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Samira el Harchaoui

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

Enc.

**LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.**
Since 16 November 2005

## 1. COMMERCIAL REGISTER

| Date | Language | Change |
|---|---|---|
| 03-05-2006 | English and Dutch | Issued capital |

## 2. PRESS RELEASES

| Date | Language | Subject |
|---|---|---|
| 15 April 2006 | English and Dutch | Hagemeyer Trading Update: First Quarter 2006 |
| 01 May 2006 | English and Dutch | Hagemeyer Annual General Meeting of Shareholders |

## 3. PUBLIC ADVERTISEMENTS

| Date | Language | Subject |
|---|---|---|

## 4. ACCOUNTS

| Language | Subject |
|---|---|
| None | |

## 5. AUTHORITY FINANCIAL MARKETS

| Date | Language | Change |
|---|---|---|
| None | | |

## 6. OTHER

| Date | Language | Subject |
|---|---|---|

English translation of an extract from the trade register of the Chamber of Commerce and Industries for Gooi- en Eemland

**Legal person:**

| | |
|---|---|
| Legal form | :Naamloze Vennootschap (Public Limited Liability Company) |
| Name | :Hagemeyer N.V. |
| Statutory seat | :Amsterdam |
| Incorporation deed | :17-06-1920 |
| Deed of latest amendment of articles | :29-04-2005 |
| Authorized capital | :EUR 810.000.000,00 |
| Issued capital | :EUR 619.578.430,80 |
| Paid up capital | :EUR 619.578.430,80 |

**Undertaking:**

| | |
|---|---|
| Tradename(s) | :Hagemeyer N.V. |
| Address | :Rijksweg 69, 1411GE Naarden |
| Mailing address | :Postbus 5111, 1410AC Naarden |
| Telephone number | :035-6957611 |
| Fax number | :035-6957703 |
| Domain-name | :www.hagemeyer.com |
| E-mail address | :info@hagemeyer.com |
| Date of establishment | :15-06-1900 |
| The company limited by shares conducts the undertaking since | :17-06-1920 |
| Description of business conducted | :See Dutch extract |
| Employees | :4 |

Director(s):

| | |
|---|---|
| Name | :Tiemstra, Jan Sjoerd Tjalling |
| Date and place of birth | :16-11-1952, Nijmegen |
| Address | :Konijnenlaan 40, 2243ET Wassenaar |
| Date of entry into office | :24-04-2003 |
| Title | :Lid van de Raad van Bestuur |
| Powers | :Solely/independently authorised |
| | |
| Name | :De Becker, Rudiger Walter Annie |
| Date and place of birth | :02-09-1946, Brugge, Belgium |
| Address | :Beysterveld 31, 1083KA Amsterdam |

| | |
|---|---|
| Date of entry into office | :21-04-2004 |
| Title | :Voorzitter van de Raad van Bestuur |
| Powers | :Solely/independently authorised |

Supervisory director(s):

| | |
|---|---|
| Name | :Eustace, Dudley Graham |
| Date and place of birth | :03-07-1936, Oxford, United Kingdom |
| Address | :Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, United Kingdom |
| Date of entry into office | :19-04-1999 |
| Title | :Vice-voorzitter Raad van Commissarissen |

| | |
|---|---|
| Name | :de Raad, Mattheus Petrus Maria |
| Date and place of birth | :07-01-1945, Gameren |
| Address | :adres afgeschremd o.g.v., art. 32 Hrb. |
| Date of entry into office | :21-04-2004 |

| | |
|---|---|
| Name | :van Gelder, Robert |
| Date and place of birth | :26-08-1945, Rotterdam |
| Address | :Horstlaan 17, 3971LA Driebergen-Rijsenburg |
| Date of entry into office | :26-04-2005 |

| | |
|---|---|
| Name | :Baan, Adri |
| Date and place of birth | :07-10-1942, Heerlen |
| Address | :Dr Schaepmanlaan 18, 5611MJ Eindhoven |
| Date of entry into office | :26-04-2005 |

Authorized signatory(signatories):

| | |
|---|---|
| Name | :Bijl, Hein |
| Date and place of birth | :13-04-1968, Amersfoort |
| Address | :2e Bloemdwarsstraat 14, 1016LM Amsterdam |
| Date of entry into office | :29-01-2004 |
| Title | :Algemeen procuratiehouder |
| Powers | :Full power of attorney |
| Commencement (present) power of attorney | :13-09-2004 |

Issued by the chamber of commerce

Amersfoort, 03-05-2006

For extract

J. van de Werken-de Jong
Teammanager Wetsuitvoering

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

| | |
|---|---|
| Rechtspersoon: | |
| Rechtsvorm | :Naamloze vennootschap ........................ |
| Naam | :Hagemeyer N.V. ........................ |
| Statutaire zetel | :Amsterdam ........................ |
| Akte van oprichting | :17-06-1920 ........................ |
| Akte laatste statuten- wijziging | :29-04-2005 ........................ |
| Maatschappelijk kapitaal | :EUR 810.000.000,00 ........................ |
| Geplaatst kapitaal | :EUR 619.578.430,80 ........................ |
| Gestort kapitaal | :EUR 619.578.430,80 ........................ |
| Onderneming: | |
| Handelsna(a)m(en) | :Hagemeyer N.V. ........................ |
| Adres | :Rijksweg 69, 1411GE Naarden ........................ |
| Correspondentieadres | :Postbus 5111, 1410AC Naarden ........................ |
| Telefoonnummer | :035-6957611 ........................ |
| Faxnummer | :035-6957703 ........................ |
| Domeinnaam | :www.hagemeyer.com ........................ |
| E-mailadres | :info@hagemeyer.com ........................ |
| Datum vestiging | :15-06-1900 ........................ |
| De naamloze vennootschap drijft de onderneming sinds | :17-06-1920 ........................ |
| Bedrijfsomschrijving | :Het deelnemen in, het beheren, besturen en .... financieren van ondernemingen ........................ |
| Werkzame personen | :4 ........................ |
| Bestuurder(s): | |
| Naam | :Tiemstra, Jan Sjoerd Tjalling ........................ |
| Geboortedatum en -plaats | :16-11-1952, Nijmegen ........................ |
| Adres | :Konijnenlaan 40, 2243ET Wassenaar ........................ |
| Infunctietreding | :24-04-2003 ........................ |
| Titel | :Lid van de Raad van Bestuur ........................ |
| Bevoegdheid | :Alleen/zelfstandig bevoegd ........................ |
| Naam | :De Becker, Rudiger Walter Annie ........................ |
| Geboortedatum en -plaats | :02-09-1946, Brugge, België ........................ |
| Adres | :Beysterveld 31, 1083KA Amsterdam ........................ |
| Infunctietreding | :21-04-2004 ........................ |
| Titel | :Voorzitter van de Raad van Bestuur ........................ |

03-05-2006 Blad 00002 volgt.

| | |
|---|---|
| Bevoegdheid | :Alleen/zelfstandig bevoegd .................. |

Commissaris(sen):

| | |
|---|---|
| Naam | :Eustace, Dudley Graham ....................... |
| Geboortedatum en -plaats | :03-07-1936, Oxford, Verenigd Koninkrijk ....... |
| Adres | :Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ......................... |
| Infunctietreding | :19-04-1999 .................................. |
| Titel | :Vice-voorzitter Raad van Commissarissen ....... |

| | |
|---|---|
| Naam | :de Raad, Mattheus Petrus Maria ............... |
| Geboortedatum en -plaats | :07-01-1945, Gameren .......................... |
| Adres | :adres afgeschremd o.g.v., art. 32 Hrb. ........ |
| Infunctietreding | :21-04-2004 .................................. |

| | |
|---|---|
| Naam | :van Gelder, Robert ........................... |
| Geboortedatum en -plaats | :26-08-1945, Rotterdam ........................ |
| Adres | :Horstlaan 17, 3971LA Driebergen-Rijsenburg .... |
| Infunctietreding | :26-04-2005 .................................. |

| | |
|---|---|
| Naam | :Baan, Adri .................................. |
| Geboortedatum en -plaats | :07-10-1942, Heerlen .......................... |
| Adres | :Dr Schaepmanlaan 18, 5611MJ Eindhoven ......... |
| Infunctietreding | :26-04-2005 .................................. |

Gevolmachtigde(n):

| | |
|---|---|
| Naam | :Bijl, Hein .................................. |
| Geboortedatum en -plaats | :13-04-1968, Amersfoort ....................... |
| Adres | :2e Bloemdwarsstraat 14, 1016LM Amsterdam ...... |
| Infunctietreding | :29-01-2004 .................................. |
| Titel | :Algemeen procuratiehouder .................... |
| Bevoegdheid | :Volledige volmacht ........................... |
| Aanvang (huidige) volmacht | :13-09-2004 .................................. |

Alleen geldig indien door de kamer voorzien van een ondertekening.

Amersfoort, 03-05-2006

Voor uittreksel

J. van de Werken-de Jong
Teammanager Wetsuitvoering

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

# PRESS RELEASE

## Hagemeyer Annual General Meeting of Shareholders approves all agenda items

Hagemeyer announces that the following resolutions have been taken at its Annual General Meeting of Shareholders held on April 28, 2006:

1. The financial statements 2005 have been adopted and it has been decided that no dividend will be paid over 2005. The members of the Board of Management and Supervisory Board have been discharged of their responsibilities for 2005.

2. Deloitte Accountants has been appointed as external auditor to audit the financial statements 2006 of Hagemeyer.

3. Mr. R.M.J. van der Meer and Mr. P.H.J.M. Visée have been appointed as new members of the Supervisory Board with effect from April 28, 2006. As announced previously, the Supervisory Board has appointed Mr. A. Baan as Chairman of the Supervisory Board. He succeeds Mr. P.J. Kalff as a result of his standing down as member of the Supervisory Board.

4. The revised Remuneration Policy for the Board of Management has been adopted and the revised option plan for the Board of Management has been approved.

5. For a period of 18 months as from April 28, 2006 the Board of Management has been designated as the competent body to cause Hagemeyer to acquire shares in its capital and has been authorised as the competent body to resolve to issue shares, including the grant of share subscription rights, and to resolve to restrict or exclude the pre-emptive right on any issuance of shares, including any grant of share subscription rights. This authorisation applies to a maximum of 10% of the issued capital of Hagemeyer at the date of the resolution to issue shares or grant share subscription rights.

Naarden, May 1, 2006
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf +31 (0)35-6957676
www.hagemeyer.com
press@hagemeyer.com

# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDE RLAND
TELEFOON (035) 6957611, FAX (035) 6944396

# PERSBERICHT

**Jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer stemt in met alle agendapunten**

Hagemeyer maakt bekend dat op de op 28 april 2006 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders de volgende besluiten zijn genomen:

1. De jaarrekening 2005 is vastgesteld en besloten is geen dividend over 2005 uit te keren. Aan de leden van de Raad van Bestuur en Raad van Commissarissen is decharge over 2005 verleend.

2. Deloitte Accountants is benoemd als externe accountant belast met de controle van de jaarrekening 2006 van Hagemeyer.

3. De heren R.M.J. van der Meer en P.H.J.M. Visée zijn benoemd tot lid van de Raad van Commissarissen met ingang van 28 april 2006. Zoals eerder aangekondigd, heeft de Raad van Commissarissen de heer A. Baan benoemd tot voorzitter van de Raad van Commissarissen. Hij volgt de heer P.J. Kalff op als voorzitter in verband met diens aftreden als lid van de Raad van Commissarissen.

4. Het gewijzigde bezoldigingsbeleid voor de Raad van Bestuur is vastgesteld en de gewijzigde optieregeling voor de Raad van Bestuur is goedgekeurd.

5. De Raad van Bestuur is voor een periode van 18 maanden, vanaf 28 april 2006, gemachtigd tot het doen verkrijgen van aandelen in het kapitaal van Hagemeyer en is aangewezen als het orgaan dat bevoegd is te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, en te besluiten tot beperking of uitsluiting van het voorkeursrecht bij uitgifte van aandelen daaronder begrepen het verlenen van rechten tot het nemen van aandelen. Deze uitgiftebevoegdheid betreft ten hoogst 10% van het op het tijdstip van het uitgiftebesluit geplaatste kapitaal van Hagemeyer.

Naarden, 1 mei 2006
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf 035 – 6957676
www.hagemeyer.com
press@hagemeyer.com

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396, e-mail: press@hagemeyer.com, website: www.hagemeyer.com

# PRESS RELEASE

## HAGEMEYER TRADING UPDATE: FIRST QUARTER 2006

### Highlights

- **Total net revenue of € 1,449 million for the Group (Q1 2005: € 1,254 million)**
- **Group organic revenue growth accelerated to 8.6% (Q4 2005: 7.9%)**
- **PPS organic revenue growth: 8.4%, of which approximately half can be attributed to price increases**
- **UK organic revenue growth: 6.3% (Q4 2005: 1.1%)**
- **Net senior debt of € 245 million, € 35 million higher than at 31 December 2005, mainly due to seasonally driven increase of working capital**
- **Outlook for 2006 and 2007 remains unchanged**

### Organic revenue growth[1]

| | Q1 2006 | FY 2005 | Q4 2005 | Q3 2005 | Q2 2005 | Q1 2005 |
|---|---|---|---|---|---|---|
| *Same number of working days* | | | | | | |
| PPS | 8.4% | 5.4% | 7.7% | 4.8% | 4.1% | 4.9% |
| Agencies/CE | 12.6% | -4.4% | 10.2% | -3.7% | -18.5% | -4.8% |
| **Group total** | **8.6%** | **4.7%** | **7.9%** | **4.1%** | **2.3%** | **4.3%** |
| *Not adjusted for working days* | | | | | | |
| PPS | 12.9% | 5.1% | 6.5% | 4.9% | 7.0% | 1.9% |
| Agencies/CE | 16.5% | -4.3% | 8.5% | -3.5% | -15.5% | -7.6% |
| **Group total** | **13.1%** | **4.4%** | **6.7%** | **4.3%** | **5.1%** | **1.2%** |

[1] Organic revenue growth: revenue growth compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions

**Rudi de Becker, CEO:**

"We are pleased with our strong start to the year. Our organic revenue growth accelerated from 7.9% in the last quarter of 2005 to 8.6% in the first quarter of this year. All our operating companies showed a strong sales performance. I am particularly happy about the 6.3% organic revenue growth in our UK operation. Favourable market conditions, the drive of the Hagemeyer teams across the world, excellent customer service levels and successful marketing/sales initiatives all contributed to our positive first quarter performance. It is, however, also important to point out that price increases, mainly driven by the continuing increase in copper prices, represented approximately half of our first quarter growth. The fact that this year the Easter holidays fell in April instead of March also had a positive effect on our first quarter revenue growth. Because of our good momentum and the expectation that market conditions will remain favourable for the rest of the year, we expect our revenue growth to continue in 2006, but at a somewhat lower rate than during our very strong first quarter. Finally, as we stand now, there is every reason to be confident that, after several years of losses, Hagemeyer will achieve a positive net result in 2006."

All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

## GROUP REVIEW

| *Net revenue (in € millions)* | **Q1 2006** | **FY 2005** | Q4 2005 | Q3 2005 | Q2 2005 | Q1 2005 |
|---|---|---|---|---|---|---|
| PPS | **1,364** | 5,193 | 1,392 | 1,334 | 1,292 | 1,175 |
| Agencies/CE | **85** | 401 | 124 | 104 | 94 | 79 |
| **Total net revenue** | **1,449** | **5,595** | **1,516** | **1,438** | **1,386** | **1,254** |
| | | | | | | |
| Net senior debt[1] | **245** | 210 | 210 | 277 | 295 | 253 |

[1] Net senior debt at the end of the reporting period.

## REVENUE DEVELOPMENT

In the first quarter of 2006, net revenue for the Group was € 1,449 million (Q1 2005: € 1,254 million). Organic revenue growth was 8.6% (Q4 2005: 7.9%) or € 166 million. Both our PPS and ACE activities developed positively and contributed to this growth.

The net effect of divestments and acquisitions led to a reduction in revenue of € 7 million. This was mainly due to the divestments of Hagemeyer Asia-Pacific Electronics (HAPE) as of 1 April 2005, partly compensated by the consolidation as of 1 January 2006 of the now fully owned subsidiary EL-Centrum in Poland.

Foreign exchange rate movements increased net revenue by € 36 million, mainly due to a weaker euro against the US, Canadian and Australian dollars.

Organic revenue growth for the PPS business was 8.4% in Q1 2006 (Q4 2005: 7.7%). In our ACE activities, organic revenue growth was 12.6% (Q4 2005: 10.2%).

## FINANCIAL POSITION

Net senior debt was € 245 million at 31 March 2006 (31 December 2005: € 210 million). This increase of € 35 million as compared to the net senior debt position by the end of last year is mainly the result of a seasonal increase in working capital during the first three months of the year.

## OUTLOOK

Hagemeyer's outlook for 2006 and 2007 remains unchanged.

- For the full year 2006 we expect:
  - to achieve a positive net result;
  - to book exceptional charges of less than € 20 million;
  - to achieve a positive free cash flow before divestments and acquisitions;
  - to meet the financial covenants of our senior credit facility;
  - to achieve a positive operating result before exceptional items in the UK.
- For 2007, the objective for our core PPS business remains a Return on Invested Capital (ROIC) of 9%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome is expected to range between 7 and 10%, depending on the extent to which we will be able to realise our assumed revenue growth of 3 to 5% annually and our gross margin improvement targets.

## North America

North American revenue grew by 15.0% in Q1 of 2006 versus 11.2% in Q4 of 2005.

In the US, revenue increased by 15.1%. New customers and, to a lesser extent, an expansion of product sales and services to existing customers drove growth in the Integrated Supply segment. The Construction & Installation business benefited from favourable winter weather conditions which allowed building work to start ahead of the seasonal cycle.

In Canada and Mexico, double-digit growth was fuelled by an increase in activity in the Oil and Gas sector and continued expansion of the MRO Industrial segment in both countries.

## Asia-Pacific

In spite of the continuing weakness in the Australian residential construction market, Q1 organic revenue growth in Asia-Pacific was 7.7% (Q4 2005: 1.8%).

Sales grew in both Construction & Installation and in Industry. Within Construction & Installation, sales were particularly strong in the small and medium-sized enterprises (SME) segment. We have also become more selective in accepting large projects where profitability is only marginal.

Sales growth was also strong in the industrial segment, where we scored a number of new contracts.

All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

## Organic revenue growth[1] – on a same number of working days basis

| | Q1 2006 | FY 2005 | Q4 2005 | Q3 2005 | Q2 2005 | Q1 2005 |
|---|---|---|---|---|---|---|
| **PPS Europe** | **5.9%** | **4.9%** | **7.1%** | **3.2%** | **3.6%** | **5.3%** |
| *PPS Germany* | *6.4%* | *4.9%* | *8.2%* | *5.8%* | *3.3%* | *1.8%* |
| *PPS UK* | *6.3%* | *0.5%* | *1.1%* | *-0.2%* | *-0.2%* | *1.3%* |
| *PPS Other Europe* | *5.3%* | *7.8%* | *10.0%* | *4.4%* | *6.2%* | *10.1%* |
| **PPS North America** | **15.0%** | **8.3%** | **11.2%** | **9.8%** | **7.2%** | **4.2%** |
| *PPS USA* | *15.1%* | *7.7%* | *11.1%* | *9.4%* | *5.9%* | *3.7%* |
| **PPS Asia-Pacific** | **7.7%** | **2.0%** | **1.8%** | **1.9%** | **0.1%** | **4.1%** |
| **PPS total** | **8.4%** | **5.4%** | **7.7%** | **4.8%** | **4.1%** | **4.9%** |
| **Agencies/CE** | **12.6%** | **-4.4%** | **10.2%** | **-3.7%** | **-18.5%** | **-4.8%** |
| **Group total** | **8.6%** | **4.7%** | **7.9%** | **4.1%** | **2.3%** | **4.3%** |

[1] Organic revenue growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange movements and divestments and acquisitions

## Organic revenue growth[2] - not adjusted for working days

| | Q1 2006 | FY 2005 | Q4 2005 | Q3 2005 | Q2 2005 | Q1 2005 |
|---|---|---|---|---|---|---|
| **PPS Europe** | **11.0%** | **4.3%** | **4.8%** | **3.4%** | **7.2%** | **1.7%** |
| *PPS Germany* | *11.5%* | *3.6%* | *3.3%* | *5.8%* | *6.7%* | *-1.4%* |
| *PPS UK* | *11.6%* | *-0.3%* | *-0.5%* | *-0.2%* | *3.1%* | *-3.4%* |
| *PPS Other Europe* | *10.4%* | *7.7%* | *8.9%* | *4.8%* | *10.1%* | *7.1%* |
| **PPS North America** | **17.0%** | **8.6%** | **12.3%** | **9.9%** | **7.6%** | **4.0%** |
| *PPS USA* | *16.9%* | 8.1% | 13.0% | 9.4% | *5.9%* | *3.7%* |
| **PPS Asia-Pacific** | **14.6%** | **1.7%** | **2.9%** | **2.1%** | **4.0%** | **-2.6%** |
| **PPS Total** | **12.9%** | 5.1% | 6.5% | 4.9% | 7.0% | 1.9% |
| **Agencies/CE** | **16.5%** | **-4.3%** | **8.5%** | **-3.5%** | **-15.5%** | **-7.6%** |
| **Group total** | **13.1%** | 4.4% | 6.7% | 4.3% | 5.1% | 1.2% |

[2] Organic revenue growth: revenue growth, not adjusted for working days, compared to the same period of the prior year and excluding the effect of foreign exchange movements and divestments and acquisitions

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TEL.0)5 6957676, FAX 035 6944396, e-mail: press@hagemeyer.com, website: www.hagemeyer.com

# PERSBERICHT

## HAGEMEYER TRADING UPDATE: EERSTE KWARTAAL 2006

### Kernpunten

- **Totale netto omzet van € 1.449 miljoen voor de Groep (1e kwartaal 2005: € 1.254 miljoen)**
- **Autonome omzetgroei voor de Groep versnelde naar 8,6% (4e kwartaal 2005: 7,9%)**
- **PPS autonome omzetgroei: 8,4%, waarvan ongeveer de helft kan worden toegeschreven aan prijsstijgingen**
- **Autonome omzetgroei in het Verenigd Koninkrijk: 6,3% (4e kwartaal 2005: 1,1%)**
- **Netto senior schuld van € 245 miljoen; € 35 miljoen hoger dan per 31 december 2005, voornamelijk als gevolg van een seizoensmatige toename van het werkkapitaal**
- **Vooruitzichten voor 2006 en 2007 blijven ongewijzigd**

### Autonome omzetgroei[1]

| | Kw1 2006 | 2005 | Kw4 2005 | Kw3 2005 | Kw2 2005 | Kw1 2005 |
|---|---|---|---|---|---|---|
| *Gelijk aantal werkdagen* | | | | | | |
| PPS | 8,4% | 5,4% | 7,7% | 4,8% | 4,1% | 4,9% |
| Agencies/CE | 12,6% | -4,4% | 10,2% | -3,7% | -18,5% | -4,8% |
| **Groep totaal** | **8,6%** | **4,7%** | **7,9%** | **4,1%** | **2,3%** | **4,3%** |
| *Niet aangepast voor werkdagen* | | | | | | |
| PPS | 12,9% | 5,1% | 6,5% | 4,9% | 7,0% | 1,9% |
| Agencies/CE | 16,5% | -4,3% | 8,5% | -3,5% | -15,5% | -7,6% |
| **Groep totaal** | **13,1%** | **4,4%** | **6,7%** | **4,3%** | **5,1%** | **1,2%** |

[1] Autonome omzetgroei: omzetgroei ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersmutaties en desinvesteringen en acquisities

**Rudi de Becker, CEO:**

"Wij zijn tevreden met onze sterke start van het jaar. Onze autonome omzetgroei nam versneld toe van 7,9% in het laatste kwartaal van 2005 tot 8,6% in het eerste kwartaal van dit jaar. Al onze bedrijven lieten een sterke omzetprestatie zien. Ik ben in het bijzonder blij met de 6,3% autonome omzetgroei bij onze onderneming in het Verenigd Koninkrijk. Gunstige marktomstandigheden, de voortvarendheid van de Hagemeyer teams overal ter wereld, uitstekende serviceniveaus en succesvolle initiatieven op het gebied van marketing en verkoop hebben allemaal bijgedragen aan onze positieve prestatie over het eerste kwartaal. Het is echter ook belangrijk om erop te wijzen dat prijsstijgingen, vooral gedreven door de voortdurende stijging van de prijs van koper, ongeveer de helft van onze groei in het eerste kwartaal bepaalden. Het feit dat Pasen dit jaar in april viel in plaats van in maart, had ook een positief effect op onze omzetgroei over het eerste kwartaal. Gezien ons goede momentum en de verwachting dat de marktomstandigheden de rest van het jaar gunstig zullen blijven, verwachten wij dat onze omzetgroei in 2006 zal voortduren, zij het in een iets lager tempo dan in ons zeer sterke eerste kwartaal. Ten slotte is er, zoals we er nu voorstaan, alle reden om er vertrouwen in te hebben dat Hagemeyer, na een aantal verliesgevende jaren, in 2006 weer een positief netto resultaat zal realiseren."

Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroeipercentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.

## GROEPSOVERZICHT

| *Netto omzet (x € miljoen)* | **Kw1 2006** | **2005** | Kw4 2005 | Kw3 2005 | Kw2 2005 | Kw1 2005 |
|---|---|---|---|---|---|---|
| PPS | **1.364** | 5.193 | 1.392 | 1.334 | 1.292 | 1.175 |
| Agencies/CE | **85** | 401 | 124 | 104 | 94 | 79 |
| **Totale netto omzet** | **1.449** | **5.595** | **1.516** | **1.438** | **1.386** | **1.254** |
| | | | | | | |
| Netto senior schuld[1] | **245** | 210 | 210 | 277 | 295 | 253 |

[1] Netto senior schuld aan het einde van de verslagperiode.

## OMZETONTWIKKELING

De netto omzet voor de Groep over het eerste kwartaal van 2006 was € 1.449 miljoen (eerste kwartaal 2005: € 1.254 miljoen). De autonome omzetgroei bedroeg 8,6% (vierde kwartaal 2005: 7,9%), ofwel € 166 miljoen. Zowel onze PPS als ACE activiteiten ontwikkelden zich positief en droegen aan deze groei bij.

Als gevolg van het netto effect van desinvesteringen en acquisities nam de omzet af met € 7 miljoen. Dit is vooral het gevolg van de desinvestering van Hagemeyer Asia-Pacific Electronics (HAPE) per 1 april 2005, gedeeltelijk gecompenseerd door de consolidatie per 1 januari van EL-Centrum in Polen, dat nu voor 100% tot de Groep behoort.

Wisselkoersmutaties hadden een positief effect van € 36 miljoen op de netto omzet, voornamelijk als gevolg van een zwakkere Euro ten opzichte van de Amerikaanse, Canadese en Australische dollar.

De autonome omzetgroei voor PPS bedroeg 8,4% in het eerste kwartaal van 2006 (vierde kwartaal 2005: 7,7%). Bij onze ACE activiteiten was de autonome omzetgroei 12,6% (vierde kwartaal 2005: 10,2%).

## FINANCIELE POSITIE

De netto senior schuld bedroeg per 31 maart 2006 € 245 miljoen (31 december 2005: € 210 miljoen). Deze stijging van € 35 miljoen ten opzichte van eind vorig jaar is voornamelijk het gevolg van een seizoensmatige toename van het werkkapitaal gedurende de eerste drie maanden van het jaar.

## VOORUITZICHTEN

Hagemeyers vooruitzichten voor 2006 en 2007 blijven onveranderd:

- Voor het gehele jaar 2006 verwachten wij:
    - een positief netto resultaat te realiseren;
    - minder dan € 20 miljoen aan bijzondere lasten te boeken;
    - een positieve vrije kasstroom vóór desinvesteringen en acquisities te realiseren;
    - te voldoen aan de financiële convenanten van onze senior kredietfaciliteit;
    - een positief bedrijfsresultaat vóór bijzondere lasten in het Verenigd Koninkrijk.
- Voor 2007 blijf de doelstelling voor onze kernactiviteit PPS om een Return on Invested Capital (ROIC) van 9% te realiseren ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen de 7% en 10% en hangt af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 3 tot 5% en onze doelstelling tot verbetering van de bruto marge te realiseren.

## Noord-Amerika

De omzet in Noord-Amerika nam toe met 15,0% in het eerste kwartaal van 2006 ten opzichte van 11,2% in het vierde kwartaal van 2005.

In de Verenigde Staten nam de omzet toe met 15,1%. De groei in het Integrated Supply segment was het gevolg van nieuwe klanten en in mindere mate van een uitbreiding van productaanbod en service aan bestaande klanten. De constructie & installatie activiteiten profiteerden van gunstige weersomstandigheden in de wintermaanden waardoor bouwwerkzaamheden eerder in het seizoen konden starten.

In Canada en Mexico werd de dubbelcijferige groei aangejaagd door een toename van de activiteiten in de olie- en gassector en voortdurende uitbreiding van het industriële MRO segment in beide landen.

## Azië-Pacific

Ondanks de voortdurende zwakte in de woningbouwmarkt in Australië, bedroeg de autonome omzetgroei over het eerste kwartaal in Azië-Pacific 7,7% (vierde kwartaal 2005: 1,8%).

De omzet nam toe in zowel constructie & installatie als in het industriële segment. In constructie & installatie was vooral sprake van sterke groei van de omzet aan het midden- en kleinbedrijf. Wij zijn ook selectiever geworden in het aannemen van grote projecten waarvan de winstgevendheid slechts marginaal is.

Ook in het industriële segment, waar een aantal nieuwe contracten werden binnengehaald, was sprake van sterke omzetgroei.

## AGENCIES/CONSUMER ELECTRONICS

| Autonome groei[1] | Kw 1 2006 | 2005 | Kw4 2005 | Kw3 2005 | Kw2 2005 | Kw1 2005 |
|---|---|---|---|---|---|---|
| Agencies/CE | **12,6%** | -4,4% | 10,2% | -3,7% | -18,5% | -4,8% |

[1] Autonome groei: omzetgroei op basis van een gelijk aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersmutaties en desinvesteringen en acquisities.

In onze Agencies en Consumer Electronics activiteiten bedroeg de autonome omzetgroei in het eerste kwartaal € 12 miljoen ofwel 12,6% (vierde kwartaal: 10,2%). De omzet over het eerste kwartaal bedroeg € 85 miljoen, ten opzichte van € 79 miljoen in het eerste kwartaal van 2005.

Wisselkoersmutaties hadden een positief effect van € 2 miljoen. Het netto effect van desinvesteringen (de beëindiging van de Fodor/Fuji Film activiteiten in Nederland in 2005) en acquisities leidde tot € 8 miljoen lagere omzet over het eerste kwartaal.

Bij onze ACE activiteiten was over het algemeen sprake van bijzonder sterke autonome omzetgroei in Nederland (vooral in plasma-schermen, digitale camera's en systeemproducten) en goede groei in Australië (vooral witgoed en onze JVC activiteiten). Ook de activiteiten in luxe producten in Azië leverden een sterke omzetprestatie in het eerste kwartaal.

Naarden, 25 april 2006
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
tel. 035 6957676
www.hagemeyer.com
press@hagemeyer.com

*In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder die met betrekking tot zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses of conclusies getrokken uit op deze aannames gebaseerde analyses. Deze vooruitzichten omvatten niet het effect van thans onvoorziene toekomstige reële waarde-aanpassingen en/of waardeverminderingen.*

In 2005 realiseerde Hagemeyer een netto omzet van € 5,6 miljard en had circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

## Autonome omzetgroei[1] – op basis van een gelijk aantal werkdagen

| | Kw1 2006 | 2005 | Kw4 2005 | Kw3 2005 | Kw2 2005 | Kw1 2005 |
|---|---|---|---|---|---|---|
| **PPS Europa** | **5,9%** | **4,9%** | **7,1%** | **3,2%** | **3,6%** | **5,3%** |
| *PPS Duitsland* | *6,4%* | *4,9%* | *8,2%* | *5,8%* | *3,3%* | *1,8%* |
| *PPS VK* | *6,3%* | *0,5%* | *1,1%* | *-0,2%* | *-0,2%* | *1,3%* |
| *PPS Overig Europa* | *5,3%* | *7,8%* | *10,0%* | *4,4%* | *6,2%* | *10,1%* |
| **PPS Noord-Amerika** | **15,0%** | **8,3%** | **11,2%** | **9,8%** | **7,2%** | **4,2%** |
| *PPS VS* | *15,1%* | *7,7%* | *11,1%* | *9,4%* | *5,9%* | *3,7%* |
| **PPS Azië-Pacific** | **7,7%** | **2,0%** | **1,8%** | **1,9%** | **0,1%** | **4,1%** |
| **PPS totaal** | **8,4%** | **5,4%** | **7,7%** | **4,8%** | **4,1%** | **4,9%** |
| **Agencies/CE** | **12,6%** | **-4,4%** | **10,2%** | **-3,7%** | **-18,5%** | **-4,8%** |
| **Groep totaal** | **8,6%** | **4,7%** | **7,9%** | **4,1%** | **2,3%** | **4,3%** |

[1] Autonome omzetgroei: omzetgroei op basis van een gelijk aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersmutaties en desinvesteringen en acquisities.

## Autonome omzetgroei[2] – niet aangepast voor werkdagen

| | Kw1 2006 | 2005 | Kw4 2005 | Kw3 2005 | Kw2 2005 | Kw1 2005 |
|---|---|---|---|---|---|---|
| **PPS Europa** | **11,0%** | **4,3%** | **4,8%** | **3,4%** | **7,2%** | **1,7%** |
| *PPS Duitsland* | *11,5%* | *3,6%* | *3,3%* | *5,8%* | *6,7%* | *-1,4%* |
| *PPS VK* | *11,6%* | *-0,3%* | *-0,5%* | *-0,2%* | *3,1%* | *-3,4%* |
| *PPS Overig Europa* | *10,4%* | *7,7%* | *8,9%* | *4,8%* | *10,1%* | *7,1%* |
| **PPS Noord-Amerika** | **17,0%** | **8,6%** | **12,3%** | **9,9%** | **7,6%** | **4,0%** |
| *PPS USA* | *16,9%* | 8,1% | 13,0% | 9,4% | *5,9%* | *3,7%* |
| **PPS Azië-Pacific** | **14,6%** | **1,7%** | **2,9%** | **2,1%** | **4,0%** | **-2,6%** |
| **PPS totaal** | **12,9%** | 5,1% | 6,5% | 4,9% | 7,0% | 1,9% |
| **Agencies/CE** | **16,5%** | **-4,3%** | **8,5%** | **-3,5%** | **-15,5%** | **-7,6%** |
| **Groep totaal** | **13,1%** | 4,4% | 6,7% | 4,3% | 5,1% | 1,2% |

[2] Autonome omzetgroei: omzetgroei niet aangepast voor werkdagen ten opzichte van dezelfde periode van het vorig jaar en exclusief wisselkoersmutaties en desinvesteringen en acquisities.

Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroeipercentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.